UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29130 / February 22, 2010

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In the Matter of   :
                                                                    :
ShariahShares Exchange-Traded Fund Trust   :
Florentez Investment Management, Inc.   :
                                                                    :
                                                                    :
12 Brillantez   :
Irvine, CA 92620   :
                                                                    :
                                                                    :
(812-13559)   :
                                                                    :
_____:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT COMPANY
ACT OF 1940

ShariahShares Exchange-Traded Fund Trust and Florentez Investment Management, Inc. filed an
application on July 31, 2008, and amendments to the application on September 16, 2009, January
29, 2010, and February 1, 2010, requesting an order under section 6(c) of the Investment Company
Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act
and rule 22c-1 under the Act, under section 12(d)(1)(J) of the Act for an exemption from sections
12(d)(1)(A) and 12(d)(1)(B) of the Act, and under sections 6(c) and 17(b) of the Act for an
exemption from sections 17(a)(1) and 17(a)(2) of the Act.

The order permits: (a) certain open-end management investment companies and their series to issue
shares ("Fund Shares") that can be redeemed only in large aggregations ("Creation Unit
Aggregations"); (b) secondary market transactions in Fund Shares to occur at negotiated prices; (c)
certain series to pay redemption proceeds, under certain circumstances, more than seven days after
the tender of Fund Shares for redemption; (d) certain affiliated persons of the series to deposit
securities into, and receive securities from, the series in connection with the purchase and
redemption of Creation Unit Aggregations; and (e) certain registered management investment
companies and unit investment trusts outside of the same group of investment companies as the
series to acquire Fund Shares.

On January 29, 2010, a notice of the filing of the application was issued (Investment Company Act
Release No. 29127). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of ShariahShares Exchange-Traded Fund Trust and Florentez Investment Management, Inc. (File No. 812-13559),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary